Torchlight Energy Resources, Inc.
5700 Plano Parkway, Suite 3600
Plano, Texas 75093
Telephone: (214) 432-8002

June 19, 2014

H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:	Torchlight Energy Resources, Inc. Registration Statement on Form S-1 Filed April 22, 2014 File No. 333-195423 Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 31, 2014 File No. 001-36247

Dear Mr. Schwall,

On June 10, 2014, Torchlight Energy Resources, Inc. (the “Company,” “we” and “us”) filed Amendment No. 1 to our Registration Statement on Form S-1 and sent a response letter to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Registration Statement on Form S-1, filed April 22, 2014.  The Staff’s comments were contained in the letter to the Company dated May 20, 2014.  On June 16, 2014, we supplemented our June 10, 2014 responses with a copy of our proposed Amendment No. 1 to Form 10-K for the year ended December 31, 2013.  We are again supplementing our June 10, 2014 responses with the attached documents, our ceiling test calculations that support our capitalized oil and gas property costs for fiscal years 2013 and 2012, which documents were requested in Comment 28 of the Staff’s May 20, 2014 letter.

If you should need clarification or any additional information in connection with your inquiries, please contact me.  Thank you for your help in this matter.

Very truly yours, /s/ John A. Brda John A. Brda, President

cc:	Angie Kim Svitlana Sweat Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549